Pricing Sheet No. U479
To the Underlying Supplement dated June 24, 2010,
Product Supplement No. U-I dated October 18, 2010,
Prospectus Supplement dated March 25, 2009 and
Prospectus dated March 25, 2009
BAH 1067

Filed Pursuant to Rule 433 Registration Statement No. 333-158199-10 August 9, 2011

$14,865,000
6 Month 13.20% per annum (approximately 6.60% for the term of the securities) Callable Yield Notes due February 13, 2012 Linked to the Performance of the Russell 2000® Index, the SPDR® S&P® Metals & Mining ETF and the Market Vectors Gold Miners ETF
Financial Products

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch
Principal Amount:	USD 14,865,000
Underlyings:	Underlying	Ticker	Initial Level	Knock-In Level
	Russell 2000® Index	RTY	696.16	452.504
	SPDR® S&P® Metals & Mining ETF (“XME”)	XME UP	55.69	36.1985
	Market Vectors Gold Miners ETF (“GDX”)	GDX UP	57.72	37.518
Trade Date:	August 9, 2011
Issue Date:	August 12, 2011
Valuation Date:	February 8, 2012†
Maturity Date:	February 13, 2012†
Offering Price:	$1,000 per security (100%).
Initial Level:	For each Underlying, as set forth in the table above.
Final Level:	For each Underlying, the closing level of such Underlying on the Valuation Date.
Interest Rate:	13.20% per annum (approximately 6.60% for the term of the securities), calculated on a 30/360 basis.
Interest Payment Dates:

Unless redeemed earlier, interest will be paid monthly in arrears on September 12, 2011, October 12, 2011, November 14, 2011, December 12, 2011, January 12, 2012, and the Maturity Date, subject to the modified following business day convention. No interest will accrue or be payable following an Early Redemption.

Early Redemption:

The Issuer may redeem the securities in whole, but not in part, on any Interest Payment Date scheduled to occur on or after November 14, 2011, upon at least 3 business days notice at 100% of the principal amount of the securities, together with the interest payable on that Interest Payment Date.

Knock-In Level:	For each Underlying, as set forth in the table above.
Knock-In Event:	If the closing level of any Underlying reaches or falls below its Knock-In Level on any trading day during the Observation Period.
Lowest Performing Underlying:	The Underlying with the lowest Underlying Return.
Observation Period:	The period from but excluding the Trade Date to and including the Valuation Date.
Redemption Amount:

The Redemption Amount an investor will be entitled to receive will depend on the individual performance of each Underlying and whether a Knock-In Event occurs. If the securities are not subject to Early Redemption, the Redemption Amount will be determined as follows:

  If a Knock-In Event occurs during the Observation Period, the Redemption Amount will equal the principal amount of the securities you hold multiplied by the sum of one plus the Underlying Return of the Lowest Performing Underlying. In this case, the maximum Redemption Amount will equal the principal amount of the securities. Therefore, unless the Final Level of each of the Underlyings is greater than or equal to its Initial Level, the Redemption Amount will be less than the principal amount of the securities and you could lose your entire investment.
  If a Knock-In Event does not occur during the Observation Period, the Redemption Amount will equal the principal amount of the securities you hold.

Any payment an investor will be entitled to receive at maturity is subject to the Issuer’s ability to pay its obligations as they become due.

Underlying Return:	For each Underlying, the Underlying Return will be calculated as follows:
	Final Level – Initial Level Initial Level	; subject to a maximum of zero
Calculation Agent:	Credit Suisse International
Form and Denomination:	Registered medium-term notes in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
Listing:	The securities will not be listed on any securities exchange.
CUSIP and ISIN:	22546TDC2 and US22546TDC27
Underwriting Discounts and Commissions:	1.75% or $17.50 per $1,000 security.
Referral fee:	0.55% or $5.50 per $1,000 security.

†Subject to postponement if the scheduled Maturity Date is not a business day or the scheduled Valuation Date is not an underlying business day and in the event of a market disruption event as described in the accompanying product supplement under “Description of the Securities—Market disruption events.”

Investing in the securities involves a number of risks. See “Risk Factors” beginning on page PS-3 of the product supplement.

THE RUSSELL 2000® INDEX

For additional information on the Russell 2000® Index, see “The Russell 2000® Index” in the underlying supplement.

THE SPDR® S&P® METALS & MINING ETF

The SPDR® S&P® Metals & Mining ETF seeks to replicate as closely as possible, before fees and expenses, the total return of the S&P Metals & Mining Select Industry™ Index, which measures the performance of the metals and mining segment of the U.S. equity market. The companies included in the S&P Metals & Mining Select Industry™ Index are selected on the basis of GICS and liquidity and market cap requirements from a universe of companies defined by the S&P® Total Stock Market Index (“S&P TMI”), a U.S. total market composite index. The SPDR® S&P® Metals & Mining ETF is an exchange-traded fund that trades on the NYSE Arca under the ticker symbol “XME.”

For more information about the SPDR® S&P® Metals & Mining ETF, see ‘’The SPDR® Funds—Methodology of the SPDR® ETFs” in the underlying supplement.

THE MARKET VECTORS GOLD MINERS ETF

For additional information on the Market Vectors Gold Miners ETF, see “The Reference Funds—The Market Vectors Gold Miners ETF” in the underlying supplement.

Credit Suisse has filed a registration statement (including underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read this communication together with the Underlying Supplement dated June 24, 2010, Product Supplement No. U-I dated October 18, 2010, Prospectus Supplement dated March 25, 2009 and Prospectus dated March 25, 2009, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You should, in particular, review the “Risk Factors” section of the product supplement, which sets forth a number of risks related to the securities. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse will arrange to send you the underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll free 1-800-221-1037.